Exhibit 99.1

New Pacific Commences a 38,000 Metre Exploration and Resource Expansion Drill Program at its Flagship Silver Sand Project

VANCOUVER, BC, July 27, 2021 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE-A: NEWP) is pleased to announce it has commenced a 38,000 metre ("m") diamond drill program at its flagship Silver Sand Project ("Silver Sand" or the "Project"), Potosí Department, Bolivia.

HIGHLIGHTS:

  38,000 m drill program in progress;
  ~80% of the drill program is focused on expanding the existing Mineral Resources and on discovering additional resources; the deposit is open along strike and at depth;
  5,000 m of the drill program dedicated to testing for feeder zones for the large Silver Sand deposit;
  District exploration drilling to target the North Block and Snake Hole Zone;
  Mineral continuity and geotechnical drilling to support the Silver Sand Preliminary Economic Assessment ("PEA"); and
  Environmental baseline, socioeconomic and social responsibility studies underway.

SILVER SAND 2021 DRILL PROGRAM

Two diamond drill rigs are currently active on the Project and two additional drill rigs are scheduled to arrive at the Project over the coming days. It is expected that four drill rigs will be fully operational in August 2021.

The objectives of the 38,000 m drill program are to expand the existing Silver Sand resource, which remains open along strike and at depth, and to complete geotechnical drilling to support the PEA study. The drill program is comprised of three main components:

  Resource expansion: ~23,500 m planned for expansion of the existing Mineral Resource and to complete initial dill testing for potential feeder zones;
  Exploration: ~6,500 m planned for exploration at the newly discovered Snake Hole Zone and the North Block properties; and
  Mineral continuity and geotechnical drilling: ~8,000 m planned to support ongoing PEA studies.

In addition to the 2021 drill program, the Company continues to advance and has initiated key studies and initiatives in support of the Silver Sand Project development. These include environmental baseline, socioeconomic and hydrogeology studies.

Details of the drill program follow in the sections below.

RESOURCE EXPANSION

Drilling to date indicates the Silver Sand hydrothermal system remains open for expansion along strike and at depth. The Company has allocated ~23,500 m of the drill program to potentially grow the existing Mineral Resources by testing gaps in the current model and by drilling exploration targets adjacent to and beneath the current conceptual constrained Mineral Resource under National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The primary focus will be on drilling the area between the Central and South Zones, in the Mirador Area, with the remainder testing the northern strike extent of the deposit (Figure 1).

Feeder Zones

To date, approximately 100,000 m have been drilled at the Project in about 400 diamond drill holes that have tested only the upper ~250 m to 300 m of the large, silver-rich, hydrothermal system. None of the drill holes have encountered mineralized intrusive source rocks and/or thicker, higher grade, structurally controlled fluid conduits, which are postulated to be the source of the silver mineralization.

Analysis of the data suggests an intrusive heat source and associated structural plumbing system for the deposit may occur at depth between the Central and South Zones, in the Mirador Area (Figure 1). Circumstantial evidence for this hypothesis includes: the increased structural complexity of the area; the presence of thicker mineralized veins which were the sites of the majority of historic mining activities; an increase in anomalous base metal content, especially zinc, within the lower portions of drill holes completed in the immediate area; a localized increase in alteration assemblage minerals suggestive of higher heat flow (i.e., muscovite-sericite); and the presence of a post-mineral volcanic diatreme breccia nearby. Of the 23,500 m allocated to resource expansion, ~5,000 m are designed to explore the system at depth, with several 1,000 metre-long drill holes planned (Figure 1).

EXPLORATION

Snake Hole Zone

Located approximately 600 m east of the currently defined Silver Sand deposit (Figure 2), the Snake Hole Zone was drilled in late 2019 with highlighted results of 279 g/t silver over 72.44 m, including 517 g/t silver over 32.96 m in discovery hole DSS5218. Please refer to the Company's news release dated January 13, 2020 for further details.

During the first quarter of 2020, an additional eight follow-up drill holes were completed. Multiple drill holes intersected several zones of structurally controlled silver mineralization with highlighted results of 126 g/t silver over 39.39 m, including 159 g/t silver over 30.93 m and 354 g/t silver over 12.26 m in hole DSS5228. Please refer to the Company's news release dated August 6, 2020 for further details.

The objective of the 2021 drill program is to better understand the size potential of these silver zones and to continue the exploration of the target along the 650 m strike extent to the north. A total of 2,500 m have been allocated for this phase of work.

North Block

At the beginning of the fourth quarter of 2021, the Company plans to commence the inaugural drilling of the North Block properties, which include the El Bronce, Jisas and Jardan areas. Approximately 4,000 m in 18 drill holes are planned for the initial test.

At the district scale, the North Block occurs within the Eastern Intrusive Trend (Figure 2). The geology of the North Block differs considerably from that at Silver Sand as it is comprised of intermediate to felsic intrusive units, which are a more geologically typical sequence for the deposit type being explored for. Notably, the El Bronce property contains numerous historic mine workings that exploited both steeply dipping and flat-lying, high-grade, silver-rich polymetallic veins over an area approximately 500 m wide by 1 km long in strike. Detailed geological mapping indicates the intrusive host rocks are pervasively flooded by moderate to intense alteration, which reflects the passage of silver-rich hydrothermal fluids (phylic alteration (sericite) with local argillic (kaolinite) and propylitic (chlorite-epidote) zones). Surface mapping has also identified good to moderate micro-veining and stockwork development between the principal historically exploited structures thereby forming an attractive bulk tonnage target.

Importantly, the geology, alteration and style of existing silver mineralization at the North Block provides compelling evidence that the Silver Sand deposit forms part of a larger regional to district-scale, silver-rich, hydrothermal system or systems whose exploration potential remains to be unlocked.

MINERAL CONTINUITY AND GEOTECHNICAL DRILLING

To support the current PEA and future advanced engineering and mining studies, the Company will complete approximately 8,000 m of short-interval, orientated, mineral continuity and geotechnical, cross-style drill-sets, in three separate areas in the south and north portions of the Central Zone and within the West Zone (Figure 2).  Drill spacing for these holes will vary from 5 m to 10 m on section and along strike. The data will be used to provide intra-hole continuity information at the current drill spacing of under 25 m and detailed geotechnical and vein orientation data for future studies, which are expected to be conducted after the completion of the PEA.

In addition, the geotechnical drill holes are expected to support the planning of mine infrastructure and pit stability studies. The drill core derived from this phase of drilling will also be utilized for future geometallurgical test programs.

S
Silver Sand Project
N
metres
4,400
4,200
4,000
3,800
3,600
South Zone
Mirador Area
Central Zone
Open
Open
Open
Open
0
500
metres
Measured
Indicated
Inferred
Exploration Targets
New Pacific Metals Corp.

Figure 1 (CNW Group/New Pacific Metals Corp.)

Figure 1: Long Section of the Silver Sand resource model, looking west, displaying selected drill holes for the 2021 drill program: yellow drill trace = deep drill holes exploring feeder zones; blue and green drill trace = resource expansion and exploration drill holes. Resource model as presented in the Company's Technical Report entitled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date of January 16, 2020) and prepared by AMC Mining Consultants (Canada) Ltd.

North Block
Legend
Silver Sand Property (100% owned)
Historic Drill Hole
Regional Thrust Faulting
Projected Mineralization Trends
Andesitic Diatreme
Dacitic Subvolcanic Intrusion
Tarapaya Fm (Cretaceous)
La Puerta Fm (Cretaceous)
Cancañiri Fm (Ordovician-Silurian)
Anzaldo Fm (Ordovician)
El Bronce
Jardan
Jisas
La-Puerta-Trend
Intrusive-Eastern-Trend
Silver Sand Project
Central Zone
Snake Hole
West Zone
Mirador Area
South Zone
N
0
1,000
Meters
New Pacific Metals Corp.

Figure 2 (CNW Group/New Pacific Metals Corp.)

Figure 2: Surface geology map of the Silver Sand Project indicating locations of current drill target areas (the Snake Hole Zone, the North Block properties and PEA-related continuity drilling) and locations of previous diamond drilling.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Gary DeSchutter, M.Sc., P. Geo., Manager Silver Sand Project, who is a Qualified Person for the purposes of NI 43-101. The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2020 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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CNW 17:05e 27-JUL-21